Centene Corporation	Exhibit 12.1
Computation of ratio of earnings to fixed charges
($ in thousands)

	For the Six Months Ended	Year Ended December 31,
	6/30/2007	2006	2005	2004	2003	2002
Earnings:
Pre-tax earnings from continuing operations	$37,119	$(21,652)	$85,856	$70,287	$51,893	$41,136
Addback:
Fixed charges	9,620	15,573	6,506	2,489	1,232	915
Total earnings	$46,739	$(6,079)	$92,362	$72,776	$53,125	$42,051

Fixed Charges:
Interest expense	$7,345	$10,636	$3,990	$680	$194	$45
Interest component of rental payments (1)	2,275	4,937	2,516	1,809	1,038	870
Total fixed charges	$9,620	$15,573	$6,506	$2,489	$1,232	$915

Ratio of earnings to fixed charges	4.86	(0.39)	14.20	29.24	43.12	45.96

Dollar amount of deficiency	-	$21,652	-	-	-	-

(1) Estimated at 33% of rental expense as a reasonable approximation of the interest factor.